650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

July 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ibolya Ignat
Daniel Gordon
Eric Envall
Sandra Hunter Berkheimer

Re:	Thorne HealthTech, Inc.
Registration Statement on Form S-1
Filed July 16, 2021
File No. 333-257987

Ladies and Gentlemen:

On behalf of our client, Thorne HealthTech, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 22, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 2.

Form S-1 filed July 16, 2021

Letter from Paul Jacobson, Co-Founder and Chief Executive Officer, page ii

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Please revise this letter to provide more balanced disclosure of the positive and negative aspects of your business. Please also provide us with support for the statements that “natural products probably work,” “you cannot secure patents,” “customers would probably prefer them,” “trusted luxury commercial brand,” “highly sophisticated team,” “state-of-the-art in-house laboratories,” and “high-quality…jobs”.

In response to the Staff’s comment, the Company has revised its disclosure on pages ii and iii to provide a more balanced disclosure and remove the statements referenced in the Comment Letter.

* * * *

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK

PALO ALTO        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

July 28, 2021

Please direct any questions with respect to this filing to me at (650) 565-3564 or poettinger@wsgr.com or Jesse Schumaker at (650) 849-3085 or jschumaker@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Philip Oettinger
Philip Oettinger

cc:	Paul Jacobson, Thorne HealthTech, Inc.

Scott Wheeler, Thorne HealthTech, Inc.

Stelios Saffos, Latham & Watkins

Billy Hampton, BDO USA, LLP

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